SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 16, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)     The Press Release issued on June 16, 2004

Amsterdam • 16 June 2004

ING Raises EUR 1 Billion with Perpetual Subordinated Bond Sale

ING Group announced today it raised EUR 1 billion from the sale of perpetual subordinated bonds, called ING Perpetuals III. The bonds were sold to private banking clients in the Netherlands (64%), Belgium (26%), and other European countries (10%).

The transaction size was increased from a planned EUR 500 million to EUR 1 billion, and the subscription period was closed after just four days because the sale was more than two-times oversubscribed. The ING Perpetuals III were distributed through ING Bank, CenE Bankiers, ING Belgium, and several other ING entities. Third parties also sold approximately 18% of the total transaction. ING Financial Markets lead managed the sale.

It is the third time ING has issued such securities since 2001. ING Group raised EUR 750 million from a similar issue of ING Perpetuals II in May 2003, and it raised EUR 600 million from the sale of the first ING Perpetuals in September 2001. The proceeds from the current sale will be used for regular financing of ING’s banking activities.

ING Perpetuals III, which are denominated in euros, will pay investors a variable coupon based on the yield of 10-year Dutch government bonds plus an additional spread of 0.1%. The first coupon has been set at 4.44% and will be reset each quarter in line with the government bond yield. The maximum coupon is 9% a year. The ING Perpetuals III will be traded on Euronext Amsterdam and Euronext Brussels starting today, 16 June.

Press enquiries: ING Group, The Netherlands Dorothy Hillenius, +31 20 541 6522, dorothy.hillenius@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries.
With a diverse workforce of over 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: June 16, 2004